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                                                                  EXHIBIT (a)(6)


We are pleased to announce the Oak Employee Stock Option Exchange Program. This program is designed to provide those employees who hold Oak options at a grant price of $15.00 or above, the choice to: exchange their options for new options to be issued at a later date, or to continue to hold the options they presently hold. Packages containing details of the program are being mailed to the affected employees this week. These can also be viewed at HTTP://OAKNET/FINANCE/STOCK_ADMIN/INDEX.SHTML on OakNet.

If you currently hold options at $15.00 or above you will receive a package containing the materials detailing the offer to exchange. If you live in the United States, the package has been sent directly to your home address. If you reside in a location outside of the continental U.S. your package will be delivered to you in the office.

It is very important that you take the time to review the material enclosed in the package, and make the decision that is right for you. To further assist you in reviewing the materials we will hold informational meetings in Sunnyvale and Woburn on Tuesday, August 21, 2001. The schedule for these meetings is as follows:

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
Sunnyvale      Sequoia Conference Room       10:00 am PST      Tuesday, August 21
Sunnyvale      Sequoia Conference Room       2:00 pm PST       Tuesday, August 21
Woburn         Training Room                 10:00 am EST      Tuesday, August 21
Woburn         Training Room                 2:00 pm EST       Tuesday, August 21

If you have any questions please contact:

Karen Pereira x6881 (Sunnyvale)
Rick Hoag x6887 (Sunnyvale)
Lori Johnson x7520 (Woburn)